SUPER GROUP (SGHC) LIMITED

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

+44 (0) 14 8182-2939

July 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Fetterolf

Donald Field

Re:	Super Group (SGHC) Limited

Registration Statement on Form F-1

File No. 333-263800

Ladies and Gentlemen:

Super Group (SGHC) Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on July 14, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Brian Leaf, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP, counsel to the Registrant, at (703) 456-8053.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

SUPER GROUP (SGHC) LIMITED

By:	/s/ Neal Menashe
Name:	Neal Menashe
Title:	Chief Executive Officer

cc:     Brian Leaf, Cooley LLP

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